UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ULTRAPETROL (BAHAMAS) LIMITED
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

P94398107
(CUSIP Number)

  Sparrow Capital Investments Ltd.
c/o Southern Cross Group
Dr. Luis Bonavita 1294
Innovation Center, Suite 102
 Montevideo CP 11,300 Uruguay
Attention: Gonzalo Alende Serra
 Tel: (598) 2626-2310

Copy to:
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
Attention:  Morton E. Grosz
Tel.:  (212) 408-5592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sparrow Capital Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sparrow CI Sub Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Triton Shipping Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Quattro Shipping Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Southern Cross Latin America Private Equity Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Southern Cross Capital Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SC GP Company III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Southern Cross Latin America Private Equity Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Southern Cross Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SC GP Company IV Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
119,266,821*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
119,266,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,266,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

This Amendment No. 5 to Schedule 13D ("Amendment No. 5") relates to the Common Stock, par value $0.01 per share, of Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the "Issuer"), which has its principal executive office at Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas, P.O. Box SS-19084.  This Amendment No. 5 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 20, 2012, Amendment No. 1 thereto filed on June 14, 2013, Amendment No. 2 thereto filed on February 24, 2014, Amendment No. 3 thereto filed on July 15, 2014 and Amendment No. 4 thereto filed on September 8, 2014 (together, the "Schedule 13D").  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.  Only those items amended are reported herein.

ITEM 2. IDENTITY AND BACKGROUND
(b) The address of the principal business office of Gonzalo Alende Serra is hereby amended and restated to be:
c/o Southern Cross Group
Dr. Luis Bonavita 1294
Innovation Center, Suite 102
Montevideo, CP 11,300
Uruguay

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION
The aggregate purchase price for the proposed acquisition described in Item 4 below (the "River Business Acquisition") by a subsidiary of Sparrow of the Issuer's river business is $73,000,000.
Sparrow is considering various sources of funds for the River Business Acquisition reported herein, including funds acquired through capital contributions from its shareholders and/or borrowed funds.  Such funds might be provided from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including through capital contributions made by their partners.

ITEM 4. PURPOSE OF TRANSACTION
On November 18, 2016, the Issuer and certain of its subsidiaries entered into a restructuring support agreement (the "Restructuring Support Agreement") with certain holders of the Issuer's 8.875% First Preferred Ship Mortgage Notes due 2021, International Finance Corporation, The OPEC Fund for International Development, Fund III, Fund IV, Sparrow and Sparrow 2, which Restructuring Support Agreement is attached hereto as Exhibit I.  The Restructuring Support Agreement sets forth the terms and conditions of the restructuring of the debt and capital structure of the Issuer's river business and related financial obligations (the "Restructuring").
The Restructuring Support Agreement provides for the parties' agreement with respect to the transactions contemplated by a joint prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code (the "Plan"), which provides for an implementation of the Restructuring through a voluntary bankruptcy case under chapter 11 of title 11 of the United States Code and provides a timetable that includes substantial consummation of the Plan on or before February 28, 2017.
Subject to the terms and conditions of the Restructuring Support Agreement, a subsidiary of Sparrow will purchase the Issuer's river business for $73,000,000 in cash, which cash would be used to retire the Issuer's 8.875% First Preferred Ship Mortgage Notes due 2021 and to purchase the outstanding credit facilities with the International Finance Corporation and the OPEC Fund for International Development.

In addition to the Restructuring, the Issuer is in negotiations with lenders to its offshore business and an affiliate of Sparrow with respect to the terms and conditions of an out-of-court restructuring of the loans to the offshore business.
The terms and conditions of the Restructuring Support Agreement are described in further detail in Exhibit 99.1 of the Form 6-K of the Issuer filed on November 18, 2016 with the Securities and Exchange Commission and which is hereby incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference in this Item 6.
As discussed in Item 4 above, the parties thereto have executed the Restructuring Support Agreement.  The description of the Restructuring Support Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
Exhibit I:
Restructuring Support Agreement dated as of November 18, 2016 by and among Ultrapetrol (Bahamas) Limited, certain subsidiaries of the Issuer party thereto, certain holders of Notes party thereto, International Finance Corporation, The OPEC Fund for International Development, Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (incorporated by reference to Exhibit 99.2 of the Form 6-K of Ultrapetrol (Bahamas) Limited filed on November 18, 2016 with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2016

SPARROW CAPITAL INVESTMENTS LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SPARROW CI SUB LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

TRITON SHIPPING LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

QUATTRO SHIPPING HOLDINGS LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P.
By: Southern Cross Capital Partners III, L.P., its general partner
By: SC GP Company III, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS III, L.P.
By: SC GP Company III, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SC GP COMPANY III

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P.
By: Southern Cross Capital Partners IV, L.P., its general partner
By: SC GP Company IV, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS IV, L.P.
By: SC GP Company IV Limited, its generalpartner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SC GP COMPANY IV LIMITED

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director